Exhibit 99.1

Genetic Technologies Announces Pricing of $8.0 Million Public Offering

MELBOURNE, AUSTRALIA, May 26, 2020 / GLOBE NEWSWIRE / Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) (the “Company”), a leader in the development of genetic risk assessment tests, today announced that it has priced a public offering of 4,000,000 American Depositary Shares (“ADSs”) (or ADS equivalents), each representing six hundred (600) of the Company’s ordinary shares, at an effective purchase price of $2.00 per ADS (or ADS equivalent). The closing of the offering is expected to occur on or about May 28, 2020, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds from this offering are expected to be $8.0 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from this offering to support the introduction and distribution of our new products in the United States, for general product research and development, including the development of polygenic risk tests, and reimbursement studies with TGen in the United States, for implementation of our consumer initiated testing platform, preparation for potential COVID-19 testing and COVID-19 risk test for developing serious disease from contracting COVID-19 and for working capital and new equipment purchases.

A registration statement on Form F-1 (File No. 333-235542) relating to the public offering of the securities described above was filed with the Securities and Exchange Commission (“SEC”) on December 17, 2019 and was declared effective on May 26, 2020. The offering is being made only by means of a prospectus forming part of the effective registration statement. Copies of the preliminary prospectus and, when available, copies of the final prospectus, relating to the offering may be obtained for free by visiting the SEC’s website at http://www.sec.gov. Electronic copies of the final prospectus relating to the offering may be obtained, when available, by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by calling (646) 975-6996 or by emailing placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

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Genetic Technologies has capacity for COVID-19 testing and is developing a pipeline of risk assessment products including a COVID-19 risk test for the risk of developing serious disease if a person were to contract COVID-19.

For more information, please visit www.gtglabs.com.

Forward-Looking Statements

This press release may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the public offering, the expected gross proceeds and the expected closing of the public offering. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations and Media (US)
Dave Gentry, CEO
RedChip Companies
Office: 1 800 RED CHIP (733 2447)
Cell: US 407 491 4498
dave@redchip.com

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[PURCHASER SIGNATURE PAGES TO GENETIC TECHNOLOGIES LIMITED

SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Facsimile Number of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Shares to Purchaser (if not same as address for notice):

DWAC for Shares:

Subscription Amount: $__________________

Shares:______________________

Prefunded Warrants: _________________

EIN Number: ______________________

[SIGNATURE PAGES CONTINUE]

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